Exhibit 21
SUBSIDIARIES
We have a 100% ownership interest in Ultralife Batteries (UK) Ltd., incorporated in the United Kingdom.
We have a 100% ownership interest in ABLE New Energy Co., Limited, incorporated in Hong Kong, which has a 100% interest ownership in ABLE New Energy Co., Ltd, incorporated in the People’s Republic of China.
We have a 100% ownership interest in McDowell Research Co., Inc., incorporated in Delaware.
We have a 100% ownership interest in RedBlack Communications, Inc. (formerly Innovative Solutions Consulting, Inc.), incorporated in Maryland.
We have a 100% ownership interest in Stationary Power Services, Inc., incorporated in Florida, which also does business as U.S. Energy.
We have a 51% ownership interest in Ultralife Batteries India Private Limited, incorporated in India.